SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Notice of Issuance of Securities without prior disclosure to investors

Notice under section 708A(5) of the Corporations Act 2001 (Cth)

Melbourne, Australia - November 29, 2006 - Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT),

This notice is given under paragraph (5)(e) of section 708A of the Corporations Act.

The following securities of the Company were issued without disclosure to investors under Part 6D.2 of the Corporations Act.

Type	Shares	Options
Class/Description	Ordinary (Fully Paid) Shares	Unlisted options exercisable at $0.446 on or before 30 November 2009
ASX Code	PBT	(to be advised)
Date of Issue	29 November 2006	29 November 2006
Number of securities issued	15,616,246	3,123,248

The Company has applied to the Australian Stock Exchange Limited for quotation of the above securities.

As at the date of this notice, the Company has complied with:
a)	the provisions of Chapter 2M of the Corporations Act a they apply to the Company; and
b)	Section 674 of the Corporations Act

Other information which is excluded information required to be disclosed under paragraph 708A(7) & (8) of the Corporations Act 2001 - none.

About Prana Biotechnology Limited
Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related neuro-degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

###
Contact:

Investor Relations
Kathy Price
The Global Consulting Group
Tel: +1 (646) 284-9430
Email: kprice@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date:  November 29, 2006